[GRAPHIC OMITTED] Acergy

                  Acergy S.A. Announces Second Quarter Results

London, England - July 9, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY), announced today unaudited results for the second quarter which ended on May 31, 2008.

Highlights
-    Net operating revenue increased 17% to $742 million (Q2 2007: $634 million)

-    Gross profit increased 20% to $150 million (Q2 2007: $125 million)

- Adjusted EBITDA(a) increased 28% to $134 million (Q2 2007: $105 million); delivering an Adjusted EBITDA margin of 18.0% (Q2 2007: 16.6%)

- Net income from continuing operations increased 29% to $62 million (Q2 2007: $48 million)

- Offshore completion of major deepwater contracts, Moho Bilondo, Mondo, PRA-1 and Maari

- Following significant growth in the first quarter and fewer awards in the second quarter backlog was $3.6 billion (Q1 2008: $4.0 billion)

- The $300 million share buyback programme was completed, reflecting the Board's long-term confidence in the business and focus on total shareholder returns

- Dividend for the 2007 fiscal year of $0.21 per common share was approved by shareholders at the AGM

- Post quarter end the Acergy Piper commenced transit to Brazil for the Mexilhao Trunkline Project

Jean P. Cahuzac, Chief Executive Officer, said:
"We have delivered a strong financial result in a quarter of high activity. Operationally, we have successfully completed a number of complex and technically challenging deepwater projects demonstrating the quality of our assets and the technical ability of our employees to respond to the demands of the market.

Across the industry, project awards continue to be delayed. This has somewhat impacted our backlog progression, following the material increases at the end of 2007 and early 2008. These project award delays, combined with the arrival of additional tonnage, may have further impact in the coming months. However, we believe this represents only a short-term challenge for ourselves and the industry and it should not be seen as indicative of change in the medium and long-term market prospects which remain robust."

Financial Summary

                                                          Three Months Ended         Six Months Ended
                                                        ----------------------    ----------------------
                                                        May.31.08    May.31.07    May.31.08    May.31.07
In $ millions                                           Unaudited    Unaudited    Unaudited    Unaudited
-----------------------------------------------------   ---------    ---------    ---------    ---------
Net operating revenue                                       742.4        634.0      1,378.3      1,199.8
Gross profit                                                150.2        124.6        273.5        220.3
Net operating income                                        105.9         82.7        179.4        132.6
Net income before income taxes                               99.6         90.7        169.6        140.7
Income tax provision                                        (37.8)       (42.5)       (66.7)       (58.6)
Net income from continuing operations                        61.8         48.2        102.9         82.1
Net income from discontinued operations                         -          0.6            -          4.9
Net income - Total Group                                     61.8         48.8        102.9         87.0

Per share data (Diluted)
-----------------------------------------------------   ---------    ---------    ---------    ---------
Earnings per share - continuing operations              $    0.35    $    0.25    $    0.55    $    0.42
Earnings per share - discontinued operations                    -            -            -    $    0.02
Net earnings per share                                  $    0.35    $    0.25    $    0.55    $    0.44
Weighted-average number of common shares outstanding
 (millions)                                                 207.1        191.2        188.6        193.7

                                                        [GRAPHIC OMITTED] Acergy

Operating Review

Acergy Africa and Mediterranean - Net operating revenue increased to $375.3 million (Q2 2007: $346.4 million) driven by high activity levels. Major deepwater projects; Mondo and Moho Bilondo reached physical completion during the quarter, with contract closure of Moho Bilondo anticipated in early 2009. EPC2B progressed well and nears completion, while Tombua Landana completed its first installation phase. Net operating income increased to $82.7 million (Q2 2007: $52.6 million) driven by good contributions from projects in offshore installation and the positive close out of projects which were completed during the quarter. At the end of the quarter, the Acergy Polaris completed work on EPC2B and commenced her planned dry-dock, which is expected to be completed by year end.

Acergy Northern Europe and Canada - Net operating revenue was $211.4 million (Q2 2007: $216.2 million) with net operating income of $10.8 million (Q2 2007: $32.2 million) the reduction reflected the absence of trunkline activity in the quarter. The effects of planned dry-docks of a number of vessels, and the Acergy Piper remaining on standby were partially offset by stronger SURF, IMR and survey activity and good vessel utilisation.

Acergy North America and Mexico - Net operating revenue was $0.9 million (Q2 2007: $0.2 million) with net operating income of $5.6 million (Q2 2007: $0.2 million) due to contributions from cross-regional projects; PRA-1 and Frade.

Acergy South America - Net operating revenue increased to $111.0 million (Q2 2007: $53.9 million) driven by good revenue contribution from SURF projects. The PRA-1 Project physically completed during the quarter, while operations for the Frade Project continued to progress. The three ships on long-term service agreements to Petrobras achieved full utilisation, outside of planned dry-docks. Net operating income was $1.3 million (Q2 2007: net operating loss of $0.3 million). Petrobras obtained a restricted environmental permit post quarter end and consequently the Acergy Piper mobilised and commenced transit to Brazil for work on the Mexilhao Trunkline Project. Resolution of the claim regarding this delay is still ongoing.

Acergy Asia and Middle East - Net operating revenue increased to $43.2 million (Q2 2007: $16.9 million) following physical completion of the Maari Project while other projects including Van Gogh and Pluto remained in early stages. Net operating income of $8.2 million (Q2 2007: net operating loss $8.2 million) reflected good project performance partially offset by the continued negative contribution from the SapuraAcergy joint venture. Operationally, the Sapura 3000 has performed well post shipyard delivery and has completed the first offshore phase of the Kikeh Project.

Non-consolidated Joint Ventures
The second quarter contribution was $13.6 million (Q2 2007: $13.9 million). The loss from the SapuraAcergy joint venture was more than offset by strong contributions from Seaway Heavy Lifting and NKT Flexibles, the latter announcing the award of a significant frame agreement with Petrobras for the period of 2009-2011.

Asset Development
During the quarter we exercised a purchase option on the Acergy Petrel on favourable terms, adding $32 million to capital expenditure. The Skandi Acergy is expected to join the fleet during the third quarter, followed by the Acergy Merlin during the first quarter of 2009. In addition, the company decided to move forward with a $21 million upgrade of the Acergy Eagle.

Acergy's participation in the trunkline business through the ownership of the Acergy Piper potentially creates significant profit and loss volatility, dependent on whether or not the asset is utilised. We are reviewing opportunities for this asset in the context of the global trunkline market.

Financial Review

Net operating revenue from continuing operations for the second quarter of 2008 increased 17% to $742 million (Q2 2007: $634 million) due to significantly higher activity levels in West Africa, Brazil and Australasia.

Gross profit increased 20% to $150 million (Q2 2007: $125 million) as the volume and quality of project execution during the quarter continued to improve.

                                                        [GRAPHIC OMITTED] Acergy

Acergy's share of net income from non-consolidated joint ventures remained flat at $14 million (Q2 2007: $14 million). The major contributors were NKT Flexibles and Seaway Heavy Lifting while the SapuraAcergy joint venture remained loss-making.

Selling, general and administrative (SG&A) expenses were $62 million (Q2 2007:
$56 million) reflecting the impacts of higher activity levels and the weakening US dollar.

The Adjusted EBITDA margin from continuing operations for the three months was 18.0% (Q2 2007: 16.6%).

Net operating income from continuing operations for the second quarter was $106 million (Q2 2007: $83 million). This 28% increase was due to higher activity levels, good ongoing project performance and the successful completion of a number of major projects.

The income tax provision for the quarter was $38 million, reflecting an effective rate of 38%. The French tax audit and UK tonnage tax enquiry continue with no significant events in the quarter.

Net income from continuing operations increased 29% to $62 million (Q2 2007: $48 million) reflecting the higher level of activity, strongly improved project performance and an overall solid contribution from the non-consolidated joint ventures.

The cash and cash equivalents position at the quarter end was $430 million (February 29, 2008: $650 million). This reduction is due to planned capital expenditure at $75 million and returns to shareholders of $138 million in share buybacks, as well as lower cash generation from operations. Total advance revenues from clients, at the quarter end stood at $259 million (Q2 2007: $210 million).

At quarter end, Acergy S.A. held directly 11,667,495 treasury shares representing 5.98% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total issued shares. The $300 million share buyback programme was completed during the quarter.

Current Trading
Order intake for the second quarter of 2008 has been low, following significant backlog growth in the first quarter. The backlog as at May 31, 2008 was approximately $3.6 billion, of which $1.3 billion is expected to be executed in the remainder of fiscal 2008. We also held an additional $241 million in pre-backlog.

     In $ millions as at:             May.31.08   Feb.29.08   May.31.07
     ------------------------------   ---------   ---------   ---------
     Backlog                              3,649       3,972       3,031
     Pre-Backlog (1)                        241         368         522

     (1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Updated Full Year guidance
Revenue expectations for the full year remain at $3.0 billion. The Adjusted EBITDA percentage margin is expected to show a moderate improvement over the result achieved for each of the full fiscal years 2006 and 2007, subject to the successful resolution of the Mexilhao negotiations. The effective rate of tax is expected to be approximately 35% at fiscal year end but with an expectation of quarterly volatility depending on the timing of the resolution of the ongoing tax audits and profit mix outturn. Capital expenditure is expected to be $300 million in commitments for fiscal 2008 with a cash expenditure of up to $325 million. This increase in capital expenditure largely results from new strategic decisions such as the Acergy Petrel purchase and the Acergy Eagle upgrade as well as some unanticipated cost increases.

Outlook
The macro drivers for our business; global growth in demand for energy, new down-hole technologies - which extend further the life of mature fields and the need that operators have to access reserves in more and more challenging environments, continue to drive the need to develop further reserves. Within this positive outlook there are short-term cyclical factors which may adversely affect our business, including the irregular award of contracts. Further delays in award of large West African projects, together with additions to competitors' fleets in several regions, may prompt short-term weakening of growth prospects for the sector, although we remain confident that the delayed projects will be awarded. Market visibility is good and the medium and long-term fundamentals for our business remain robust.

                                                        [GRAPHIC OMITTED] Acergy

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

(a) Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxes, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group's operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the Board's long-term confidence in our business, statements as to the expected impact of short-term cyclical factors on our business, including the award of contracts, statements as to the medium and long-term fundamentals of our business remaining robust, statements as to the expected impact of contracts awarded, statements as to expectations of new vessels joining our fleet and the timing thereof, statements as to expectations regarding our backlog and pre backlog, statements as to the expected duration of dry docks and statements contained in the "Updated Full Year Guidance" and "Outlook" sections, including statements as to the expected revenues, Adjusted EBITDA(a) margin, effective tax rate, capital expenditure and cash expenditure for the full fiscal year 2008. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                                        [GRAPHIC OMITTED] Acergy

Conference Call Information                       Replay Facility Details
---------------------------------------------     ----------------------------------------------
Lines will open 30 minutes prior                  A replay facility will be available for the
to conference call.                               following period:

Date:      Wednesday July 9, 2008                 Date:      Thursday July 10, 2008
Time:      3.00pm UK Time                         Time:      1.00pm UK Time

Conference Dial In Numbers:                       Date:      Thursday July 17, 2008
                                                  Time:      1.00pm UK Time
UK Toll Free        :   0800 626606
USA Toll Free       :   1 866 804 8688            Conference Replay Dial In Number:
France              :   0805 770051
Norway              :   800 369 16                International Dial In:  +44 (0) 207 136 9233
Netherlands         :   0800 837 8000
Germany             :   0800 700 5019             Passcode :  34914977

International Dial In: +44 (0) 207 740 9501

Passcode :  729 960

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (In $ millions, except share and per share data)

                                                          Three Months Ended               Six Months Ended
                                                     ----------------------------    ----------------------------
                                                     May 31, 2008    May 31, 2007    May 31, 2008    May 31, 2007
                                                      Unaudited       Unaudited       Unaudited       Unaudited
                                                     ------------    ------------    ------------    ------------
Net operating revenue from continuing operations            742.4           634.0         1,378.3         1,199.8
Operating expenses                                         (592.2)         (509.4)       (1,104.8)         (979.5)
                                                     ------------    ------------    ------------    ------------
Gross profit                                                150.2           124.6           273.5           220.3

Selling, general and administrative expenses                (61.9)          (55.9)         (121.6)         (104.2)
Other operating income/(loss), net                            4.0             0.1             3.3             0.5
Share of net income of non-consolidated joint
 ventures                                                    13.6            13.9            24.2            16.0
                                                     ------------    ------------    ------------    ------------
Net operating income from continuing operations             105.9            82.7           179.4           132.6

Investment income                                             2.9             7.9             8.6            16.7
Other gains and losses                                       (4.0)            7.4            (4.0)            6.0
Finance costs                                                (5.2)           (7.3)          (14.4)          (14.6)
                                                     ------------    ------------    ------------    ------------
Net income before taxes from continuing
 operations                                                  99.6            90.7           169.6           140.7

Income tax provision                                        (37.8)          (42.5)          (66.7)          (58.6)
                                                     ------------    ------------    ------------    ------------
Net income from continuing operations                        61.8            48.2           102.9            82.1
Income from discontinued operations                             -             0.6               -             4.9
                                                     ------------    ------------    ------------    ------------
Net income for the Period:                                   61.8            48.8           102.9            87.0
                                                     ============    ============    ============    ============
Attributable to:
Equity Holders                                               65.7            48.5           103.8            86.0
Minority Interests                                           (3.9)            0.3            (0.9)            1.0
                                                     ------------    ------------    ------------    ------------
Net income                                                   61.8            48.8           102.9            87.0
                                                     ============    ============    ============    ============

PER SHARE DATA
Net earnings per Common Share and Common Share
 equivalent
              Basic
              Continuing operations                          0.36            0.26            0.56            0.44
              Discontinued operations                           -               -               -            0.02
                                                     ------------    ------------    ------------    ------------
              Net earnings                                   0.36            0.26            0.56            0.46
                                                     ============    ============    ============    ============
              Diluted
              Continuing operations                          0.35            0.25            0.55            0.42
              Discontinued operations                           -               -               -            0.02
                                                     ------------    ------------    ------------    ------------
              Net earnings                                   0.35            0.25            0.55            0.44
                                                     ============    ============    ============    ============
Weighted average number of Common Shares
 And Common Share equivalents outstanding
              Basic                                         183.2           187.2           185.6           189.0
              Diluted                                       207.1           191.2           188.6           193.7

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                       74.5            84.7           115.9           137.7
Depreciation and amortisation                                28.0            22.2            56.0            43.3
Impairment                                                      -             0.2               -             0.2

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                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (In $ millions)

                                                         As at           As at           As at
                                                        May 31,      November 30,       May 31,
                                                         2008            2007            2007
                                                       Unaudited      Audited (a)      Unaudited
                                                     ------------    ------------    ------------
ASSETS
Non-current assets
Intangible assets                                             3.7             3.7             4.0
Property, plant and equipment                               885.1           814.2           756.4
Interest in associates                                      140.1           106.4            97.2
Loans and receivables                                        62.6            40.9            53.1
Deferred income tax assets                                   64.0            59.9            40.7
                                                     ------------    ------------    ------------
Total non-current assets                                  1,155.5         1,025.1           951.4

Current assets
Inventories                                                  37.2            29.2            25.6
Trade and other receivables(b)                              478.9           506.4           456.9
Other accrued income and prepaid expenses                   291.9           273.4           192.0
Restricted cash balances                                      3.5             8.9             4.1
Assets held for sale                                          1.1             1.1             4.4
Cash and cash equivalents                                   429.8           582.7           500.2
                                                     ------------    ------------    ------------
Total current assets                                      1,242.4         1,401.7         1,183.2
                                                     ------------    ------------    ------------
Total assets                                              2,397.9         2,426.8         2,134.6
                                                     ============    ============    ============

EQUITY
Capital and reserves attributable to equity
 holders
Share capital                                               389.9           389.9           389.9
Own shares                                                 (236.2)         (111.2)         (117.7)
Paid-in surplus                                             497.4           492.9           503.9
Equity reserve                                              110.7           110.7           110.7
Translation reserve                                          40.5            29.1            (1.1)
Accumulated deficit                                         (33.2)          (88.6)         (153.1)
Other reserves                                               (9.2)          (21.9)          (22.8)
                                                     ------------    ------------    ------------
Equity attributable to equity holders of the
 parent                                                     759.9           800.9           709.8
Minority interest                                             9.6            18.1            14.5
                                                     ------------    ------------    ------------
Total equity                                                769.5           819.0           724.3

LIABILITIES
Non-current liabilities
Borrowings                                                  394.3           386.6           378.5
Deferred income tax liabilities                              36.5            35.6            28.6
Retirement benefit obligations                               56.0            49.6            44.1
Other liabilities                                            35.7            35.8            29.5
                                                     ------------    ------------    ------------
Total non-current liabilities                               522.5           507.6           480.7

Current liabilities
Trade and other payables                                    755.5           742.1           682.8
Construction contracts - amounts due to clients             259.4           197.6           209.7
Current income tax liabilities                               87.0           157.3            33.9
Borrowings                                                    4.0             3.2             3.2
                                                     ------------    ------------    ------------
Total current liabilities                                 1,105.9         1,100.2           929.6
                                                     ------------    ------------    ------------
Total liabilities                                         1,628.4         1,607.8         1,410.3
                                                     ------------    ------------    ------------
Total equity and liabilities                              2,397.9         2,426.8         2,134.6
                                                     ============    ============    ============

(a) These figures have been extracted from the transition to International Financial Reporting Standards publication.
(b) As at May 31, 2008 a total of $22.2 million of claims or variation orders not formally agreed with or instructed by clients has been included in trade and other receivables. This compares to $2.6 million and $nil million of such claims and variation orders included in trade and other receivables as at November 30, 2007 and May 31, 2007 respectively.

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                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                        FOR SIX MONTHS ENDED MAY 31, 2008
                                 (In $ millions)

        Balance, November 30, 2007                              (88.6)
        Net income for six months ended May 31, 2008            103.8
        Dividends declared                                      (38.3)
        Loss on sale of own shares                              (10.1)
                                                           ----------
        Balance, May 31, 2008                                   (33.2)
                                                           ==========

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

For the three months ended                          Acergy      Acergy                   Acergy
May 31, 2008                      Acergy Africa    Northern      North      Acergy       Asia &
                                        &          Europe &    America &     South       Middle     Acergy
(in $ millions)                   Mediterranean     Canada      Mexico      America       East     Corporate      Total
-------------------------------   -------------    ---------   ---------   ---------   ---------   ---------    ---------
Net operating revenue(a)                  375.3        211.4         0.9       111.0        43.2         0.6        742.4
Net operating income/(loss)                82.7         10.8         5.6         1.3         8.2        (2.7)       105.9
  Investment income                                                                                                   2.9
  Other gains & losses                                                                                               (4.0)
  Finance costs                                                                                                      (5.2)
                                                                                                                ---------
Net income before taxes from continuing operations                                                                   99.6
                                                                                                                ---------

For the three months ended                          Acergy      Acergy                   Acergy
May 31, 2007                      Acergy Africa    Northern      North      Acergy       Asia &
                                        &          Europe &    America &     South       Middle     Acergy
(in $ millions)                   Mediterranean     Canada     Mexico(b)    America       East     Corporate      Total
-------------------------------   -------------    ---------   ---------   ---------   ---------   ---------    ---------
Net operating revenue(a)                  346.4        216.2         0.2        53.9        16.9         0.4        634.0
Net operating income/(loss)                52.6         32.2         0.2        (0.3)       (8.2)        6.2         82.7
  Investment income                                                                                                   7.9
  Other gains & losses                                                                                                7.4
  Finance costs                                                                                                      (7.3)
                                                                                                                ---------
 Net income before taxes from continuing operations                                                                  90.7
                                                                                                                ---------

For the six months ended                            Acergy      Acergy                   Acergy
May 31, 2008                      Acergy Africa    Northern      North      Acergy       Asia &
                                        &          Europe &    America &     South       Middle     Acergy
(in $ millions)                   Mediterranean     Canada      Mexico      America       East     Corporate      Total
-------------------------------   -------------    ---------   ---------   ---------   ---------   ---------    ---------
Net operating revenue(a)                  734.8        343.9         1.5       209.3        87.3         1.5      1,378.3
Net operating income                      140.2          4.6         6.3         8.0         5.5        14.8        179.4
  Investment income                                                                                                   8.6
  Other gains & losses                                                                                               (4.0)
  Finance costs                                                                                                     (14.4)
                                                                                                                ---------
Net income before taxes from continuing operations                                                                  169.6
                                                                                                                ---------

For the six months ended                            Acergy      Acergy                   Acergy
May 31, 2007                      Acergy Africa    Northern      North      Acergy       Asia &
                                        &          Europe &    America &     South       Middle     Acergy
(in $ millions)                   Mediterranean     Canada     Mexico(b)    America       East     Corporate      Total
-------------------------------   -------------    ---------   ---------   ---------   ---------   ---------    ---------
Net operating revenue(a)                  628.2        454.0         0.6        83.7        32.4         0.9      1,199.8
Net operating income/(loss)                63.8         71.6        (0.6)       (3.4)       (6.9)        8.1        132.6
  Investment income                                                                                                  16.7
  Other gains & losses                                                                                                6.0
  Finance costs                                                                                                     (14.6)
                                                                                                                ---------
Net income before taxes from continuing operations                                                                  140.7
                                                                                                                ---------

                                                        [GRAPHIC OMITTED] Acergy

(a) Three clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended May 31, 2008. The revenue from these customers was $408.0 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America regions. Two clients in the six months period ended May 31, 2008 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $604.1 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. In the quarter ended May 31, 2007, two clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $300.8 million for the quarter and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada regions. Two clients in the six months period ended May 31, 2007 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $492.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(b)  Losses / gains from discontinued operations are excluded.

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
        RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                                          Three Months Ended         Six Months Ended
                                                        ----------------------    ----------------------
                                                         May 31,      May 31,      May 31,      May 31,
                                                          2008         2007         2008         2007
                                                        Unaudited    Unaudited    Unaudited    Unaudited
                                                        ---------    ---------    ---------    ---------
Net operating income from continuing operations             105.9         82.7        179.4        132.6
Depreciation and amortisation                                28.0         22.2         56.0         43.3
Impairments                                                     -          0.2            -          0.2
                                                        ---------    ---------    ---------    ---------
Adjusted EBITDA                                             133.9        105.1        235.4        176.1
                                                        ---------    ---------    ---------    ---------

                                                        ---------    ---------    ---------    ---------
Net operating revenue from continuing operations            742.4        634.0      1,378.3      1,199.8
                                                        ---------    ---------    ---------    ---------

                                                        ---------    ---------    ---------    ---------
Adjusted EBITDA %                                            18.0%        16.6%        17.1%        14.7%
                                                        ---------    ---------    ---------    ---------

                          ACERGY S.A. AND SUBSIDIARIES
             RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                                          Three Months Ended         Six Months Ended
                                                        ----------------------    ----------------------
                                                         May 31,      May 31,      May 31,      May 31,
                                                          2008         2007         2008         2007
                                                        Unaudited    Unaudited    Unaudited    Unaudited
                                                        ---------    ---------    ---------    ---------
Net income from continuing operations                        61.8         48.2        102.9         82.1
Depreciation and amortisation                                28.0         22.2         56.0         43.3
Impairments                                                     -          0.2            -          0.2
Investment income                                            (2.9)        (7.9)        (8.6)       (16.7)
Other gains and losses                                        4.0         (7.4)         4.0         (6.0)
Finance costs                                                 5.2          7.3         14.4         14.6
Income tax provision                                         37.8         42.5         66.7         58.6
                                                        ---------    ---------    ---------    ---------
Adjusted EBITDA                                             133.9        105.1        235.4        176.1
                                                        ---------    ---------    ---------    ---------

                                                        ---------    ---------    ---------    ---------
Net operating revenue from continuing operations            742.4        634.0      1,378.3      1,199.8
                                                        ---------    ---------    ---------    ---------

                                                        ---------    ---------    ---------    ---------
Adjusted EBITDA %                                            18.0%        16.6%        17.1%        14.7%
                                                        ---------    ---------    ---------    ---------